July 25, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

Re:	Barrick Gold Corporation
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 001-09059

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated July 20, 2012 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the “40-F”).

You have requested a response to your comments set out in the Comment Letter within 10 business days. Unfortunately, as discussed with Suying Li, due to travel and vacation schedules, the appropriate people have not had an opportunity to review the Comment Letter and prepare the response. We will provide our response by August 24, 2012.

Please do not hesitate to contact me if you have any questions concerning the foregoing.

Yours truly,

/s/ David W. Simpson

David W. Simpson

Senior Counsel